[Letterhead of Sutherland Asbill & Brennan LLP]

May 13, 2016

VIA EDGAR

Sumeera Younis

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Capital Ltd.
Post-Effective Amendment No. 1 to the Registration Statement on
Form N-2 (File No. 333-194870) Filed May 13, 2016

Dear Ms. Younis:

On behalf of Solar Capital Ltd. (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford Post-Effective No. 1 to the Company’s registration statement on Form N-2 (File No. 333-194870), filed with the Commission on May 13, 2016 (the “Post-Effective Amendment”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Post-Effective Amendment contains no material changes from the disclosure included in the Company’s registration statement on Form N-2 (File No. 333-194870) (the “Initial Registration Statement”), initially filed with the Commission on March 28, 2014 and declared effective, as amended, on April 1, 2015, except for (i) revisions reflecting the material developments relating to the Company since the effective date of the Initial Registration Statement, (ii) the inclusion of annual audited financial statements and related financial data for the year ended December 31, 2015, together with disclosure relating thereto, and (iii) the inclusion of unaudited financial statements and related financial data for the quarterly period ended March 31, 2016, together with disclosure relating thereto.

If you have any questions or additional comments concerning the foregoing, please contact Vlad M. Bulkin at (202) 383-0815, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Vlad M. Bulkin